MEDICALE CORP

Otar Lortkifanidze 16

Tbilisi

Georgia, 0114

+17026054432

medicalecorp@gmail.com

Medicalecorp@protonmail.com

January 05, 2021

Nudrat Salik, Terence O'Brien,

Alan Campbell and Celeste Murphy

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission 100 F Street, Washington, DC 20549

Reference:	Medicale Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 22, 2020
File No. 333-250025

Nudrat Salik, Terence O'Brien, Alan Campbell and Celeste Murphy,

In response to your letter dated December 28, 2020, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 4 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on January 05, 2021.

Form S-1/A Filed December 22, 2020

Item 16. Exhibits, page II-2

1. Please provide the auditor’s consent as an exhibit to the filing. Refer to Item 601(b)(23) of Regulation S-K.

Response: We have provided the auditor’s consent.

Please direct any further comments to:

Borisi Alborovi

Email: medicalecorp@gmail.com

Medicalecorp@protonmail.com

Telephone: +17026054432

Sincerely,

/s/ Borisi Alborovi

Borisi Alborovi, CEO